FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 10 DATED MARCH 13, 2012

TO THE PROSPECTUS DATED JULY 15, 2011

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated July 15, 2011, Supplement No. 8 dated January 20, 2012, and Supplement No. 9 dated February 15, 2012. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering; and

•	the execution of an agreement to acquire a promissory note secured by a mortgage on a multifamily townhome community in Hermantown, Minnesota.

Status of the Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. As of March 9, 2012, we had accepted aggregate gross offering proceeds of $83.7 million related to the sale of 8.4 million shares of stock, all of which were sold in the primary offering. As of March 9, 2012, approximately 66.6 million shares of our common stock remain available for sale in our primary offering, and approximately 7,500,000 shares of our common stock remain available for issuance under our distribution reinvestment plan.

Probable Loan Acquisition

On March 7, 2012, we, through a wholly owned subsidiary, entered into an agreement to purchase, at a discount, a non-performing promissory note (the “Note”), secured by a first priority mortgage on a multifamily townhome community, from an unaffiliated seller, U.S. Bank National Association. The contract purchase price for the Note is $10.3 million, excluding closing costs. After completing our due diligence, we provided a non-refundable deposit of $1.1 million under the loan purchase and sale agreement. If the purchase is consummated, we expect to fund the purchase price with proceeds from this offering. The Note was originated in March 2007 in the original principal amount of $19.75 million. The borrower, Deerfield Luxury Townhomes, LLC (the “Borrower”), is in default on the Note for failure to make monthly debt service payments.

The Note is secured by a mortgage (the “Mortgage”) encumbering the Deerfield Luxury Townhomes (“Deerfield”), a 166 unit multifamily townhome community located in Hermantown, Minnesota. Deerfield was constructed in 1993. Deerfield has an effective occupancy of 76.5% and offers tenants amenities including an outdoor pool, fitness center, clubhouse, basketball court, and sauna

The Borrower is not affiliated with us or our advisor. As of March 7, 2012, the outstanding loan balance on the Note was approximately $19.75 million, plus unpaid interest and late fees.

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